October 10, 2014

Larry Spirgel
Securities and Exchange Commission
Washington D.C. 20549

Re:	Gen Serv, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed August 6, 2014 File No. 333-196040

Dear Mr. Spirgel

In response to your letter dated August 26, 2014 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Gen Serv, Inc. (the “Company”). Amendment No. 2 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s August 26, 2014 letter in italicized text immediately before our response.

General

1. Please revise the contact information on the cover page of the filing to indicate the current information for the company.

Response: We have provided the current contact information for the company.

2. We note your intended plan of operations involves providing concierge like services to your customers. Please advise or revise your disclosure to address references to extraneous business operations such a BBQ products and online data storage.

Response: We have revised our disclosure deleting extraneous business references.

3. We note your disclosure that you qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: We have revised our disclosure as follows:

“Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;
•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;
•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and
•	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act.

We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

The company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to section 107(B) of the Jump Start Business Act of 2012.”

Summary Information
Summary Information about Gen Serv, Inc., page 5

4. We note your disclosure that management and current shareholders have no intention to engage in an acquisition of a private company. Please enhance your disclose to include if true whether any of the company promoters, or any of their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Response: Neither the Company nor its management Company has engaged nor do they intend to engage any promoters. Accordingly, we have revised our disclosure as follows: “Neither management nor the Company’s shareholders nor their affiliates have plans or intend for the Company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.”

Risk Factors, page 7

5. Please revise here, and within your Risk Factors section, to disclose the unavailability of Rule 144 of the Securities Act for the resale of securities issued by a shell company until the conditions imposed by Rule 144(i) are met, and the impact these limitations will have upon the liquidity of your common shares.

Response: We have revised our disclosure in accordance with your request as follows:

“BECAUSE OUR COMPANY IS A SHELL COMPANY THERE ARE RESTRICTIONS IMPOSED UPON THE TRANSFERABILITY OF UNREGISTERED SHARES.

Gen Serv, Inc. is a shell company as defined in Rule 405, because it is a company with nominal operations and it has assets consisting solely of cash and cash equivalents. Accordingly, there will be illiquidity of any future trading market until the company is no longer considered a shell company, as well as restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i).”

Item 5. Determination of Offering Price, page 13

6. Please expand the disclosure on page 14 to include the net tangible value per share before the offering, pursuant to Item 506 of Regulation S-K.

Response: We have revised our disclosure in accordance with your request by adding the following sentence to paragraph 1 on in the section captioned “Dilution” on page 14:

“The net tangible book value per share before the offering is $0.0011.”

Age of Financial Statements

7. Please update the audited financial statements and other information in the document to include the year ended June 30, 2014.

Response: We have updated the audited financial statements in accordance with your request.

We trust our responses meet with your approval.

Sincerely,

/s/ Chris Riker
Chris Riker,
President